UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Ameresco, Inc.
(Name of Issuer)
Class A Common Stock, $.0001 par value per share
(Title of Class of Securities)
02361E 10 8
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	02361E 10 8	13G	Page	2	of	5	Pages

1.	NAMES OF REPORTING PERSONS Arthur P. Sakellaris

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5.	SOLE VOTING POWER

NUMBER OF		1,600,000

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,600,000

WITH	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,600,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.9%

12.	TYPE OF REPORTING PERSON

	IN

CUSIP No.	02361E 10 8	13G	Page	3	of	5	Pages

Item 1(a).	Name of Issuer:
Ameresco, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
111 Speen St., Suite 410
Framingham, MA 01701

Item 2(a).	Name of Person Filing:
Arthur P. Sakellaris

Item 2(b).	Address of Principal Business Offices or, if None, Residence:
c/o Ameresco, Inc.
111 Speen St., Suite 410
Framingham, MA 01701

Item 2(c).	Citizenship:
United States of America

Item 2(d).	Title of Class of Securities:
Class A Common Stock, $.0001 par value per share

Item 2(e).	CUSIP Number:
02361E 10 8

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership:
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 1,600,000

(b)	Percent of class:	6.9% (based on 23,086,165 shares of Class A Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010)

CUSIP No.	02361E 10 8	13G	Page	4	of	5	Pages
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 1,600,000

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,600,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

CUSIP No.	02361E 10 8	13G	Page	5	of	5	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2011
(Date)

/s/ Arthur P. Sakellaris
(Signature)

Arthur P. Sakellaris
(Name and Title)